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                             August 16, 2022

       Jose Gabriel Diaz
       Chief Executive Officer
       Software Effective Solutions, Corp.
       6500 River Place Blvd, Building 7, Suite 250
       Austin, TX 78730

                                                        Re: Software Effective
Solutions, Corp.
                                                            Offering Statement
on Form 1-A
                                                            Filed August 11,
2022
                                                            File No. 024-11961

       Dear Mr. Diaz:

               We have reviewed your offering statement and have the following comment. In sour comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1. Please tell us how you determined that your principal place of business is in the United
                                                        States or Canada for
purposes of establishing your eligibility to conduct an offering under
                                                        Regulation A. Refer to
Securities Act Rule 251(b). For example, please see the guidance set forth in Securities
Act Rules Compliance and Disclosure Interpretation 182.03,
                                                        available on our
website at

https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.
               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Jose Gabriel Diaz
Software Effective Solutions, Corp.
August 16, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 at with any other questions.



                                                          Sincerely,
FirstName LastNameJose Gabriel Diaz
                                                          Division of
Corporation Finance
Comapany NameSoftware Effective Solutions, Corp.
                                                          Office of Technology
August 16, 2022 Page 2
cc:       Matthew McMurdo, Esq.
FirstName LastName